UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Quintiles IMS Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Titles of Class of Securities)

74876Y101

(CUSIP Number)

Michael LaGatta

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 15 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74876Y101	SCHEDULE 13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 42,090,544 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 42,090,544 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,090,544 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

* The calculation is based on 226,247,325 shares of common stock (“Common Stock”) of Quintiles IMS Holdings, Inc. (the “Issuer”) outstanding as of February 15, 2017, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on February 22, 2017, after giving effect to the March 2017 Share Repurchase (as defined herein).

CUSIP No. 74876Y101	SCHEDULE 13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 42,090,544 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 42,090,544 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,090,544 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

* The calculation is based on 226,247,325 shares of Common Stock outstanding as of February 15, 2017, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the Commission on February 22, 2017, after giving effect to the March 2017 Share Repurchase.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors V, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 42,090,544 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 42,090,544 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,090,544 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

* The calculation is based on 226,247,325 shares of Common Stock outstanding as of February 15, 2017, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the Commission on February 22, 2017, after giving effect to the March 2017 Share Repurchase.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS TPG Biotech Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 42,090,544 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 42,090,544 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,090,544 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

* The calculation is based on 226,247,325 shares of Common Stock outstanding as of February 15, 2017, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the Commission on February 22, 2017, after giving effect to the March 2017 Share Repurchase.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 42,090,544 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 42,090,544 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,090,544 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

* The calculation is based on 226,247,325 shares of Common Stock outstanding as of February 15, 2017, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the Commission on February 22, 2017, after giving effect to the March 2017 Share Repurchase.

CUSIP No. 74876Y101	SCHEDULE 13D	Page 7 of 15 Pages

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1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 42,090,544 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 42,090,544 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,090,544 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

* The calculation is based on 226,247,325 shares of Common Stock outstanding as of February 15, 2017, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the Commission on February 22, 2017, after giving effect to the March 2017 Share Repurchase.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on October 13, 2016 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings I-A, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of each of (i) TPG GenPar V Advisors, LLC, a Delaware limited liability company, (ii) TPG GenPar VI Advisors, LLC, a Delaware limited liability company, and (iii) TPG Biotechnology GenPar III Advisors, LLC, a Delaware limited liability company. TPG GenPar V Advisors, LLC is the general partner of TPG GenPar V, L.P., a Delaware limited partnership, which is the general partner of each of (i) TPG Partners V, L.P., a Delaware limited partnership, which directly holds 15,051,563 shares of Common Stock, (ii) TPG FOF V-A, L.P., a Delaware limited partnership, which directly holds 39,375 shares of Common Stock, and (iii) TPG FOF V-B, L.P., a Delaware limited partnership, which directly holds 31,750 shares of Common Stock. TPG GenPar VI Advisors, LLC is the general partner of TPG GenPar VI, L.P., a Delaware limited partnership, which is the general partner of TPG Partners VI, L.P., a Delaware limited partnership, which directly holds 15,063,142 shares of Common Stock. TPG Biotechnology GenPar III Advisors, LLC is the general partner of TPG Biotechnology GenPar III, L.P., a Delaware limited partnership, which is the general partner of TPG Biotechnology Partners III, L.P., a Delaware limited partnership, which directly holds 621,480 shares of Common Stock. Advisors VI is the (i) general partner of TPG FOF VI SPV, L.P., a Delaware limited partnership, which directly holds 59,545 shares of Common Stock, and (ii) managing member of TPG Iceberg Co-Invest LLC, a Delaware limited liability company, which directly holds 5,179,003 shares of Common Stock. Advisors V is the general partner of TPG Quintiles Holdco II, L.P., a Delaware limited partnership, which directly holds 5,744,110 shares of Common Stock. Biotech Advisors is the general partner of TPG Quintiles Holdco III, L.P., a Delaware limited partnership (together with TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P., TPG Partners VI, L.P., TPG Biotechnology Partners III, L.P., TPG FOF VI SPV, L.P., TPG Iceberg Co-Invest LLC and TPG Quintiles Holdco II, L.P., the “TPG Funds”), which directly holds 300,576 shares of Common Stock.”

Item 4. Purpose of Transaction.

This Amendment amends and restates the final two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“March 2017 Share Repurchase

On February 23, 2017, the Issuer entered into a Share Repurchase Agreement (the “March 2017 Share Repurchase Agreement”) with the TPG Funds and certain other selling shareholders whereby the TPG Funds agreed to sell, and the Issuer agreed to repurchase, 7,561,013 shares of Common Stock at a price of $77.50 per share of Common Stock (the “March 2017 Share Repurchase”). The March 2017 Share Repurchase was subject to completion by the Issuer of a debt financing in an amount equal to or greater than the aggregate purchase price (the “Condition Precedent”). On February 28, 2017, the Condition Precedent was satisfied.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedules I, II, III and IV hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such

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suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and the descriptions of the Shareholders Agreement and March 2017 Share Repurchase Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Shareholders Agreement and the March 2017 Share Repurchase Agreement, which are filed as exhibits hereto and are incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b) The following sentence is based on 226,247,325 shares of Common Stock outstanding as of February 15, 2017, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the Commission on February 22, 2017, after giving effect to the March 2017 Share Repurchase. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 42,090,544 shares of Common Stock, which constitutes approximately 18.6% of the outstanding shares of Common Stock.”

Item 7. Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

“1. Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VI, Inc., TPG Advisors V, Inc., TPG Biotech Advisors, Inc., David Bonderman and James G. Coulter, dated as of October 13, 2016 (incorporated by reference to Exhibit 1 to Schedule 13D filed with the Commission on October 13, 2016 by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VI, Inc., TPG Advisors V, Inc., TPG Biotech Advisors, Inc., David Bonderman and James G. Coulter).

2.	Agreement and Plan of Merger, dated as of May 3, 2016, by and among the IMS Health Holdings, Inc. and Quintiles Transnational Holdings Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2016).
3.	Shareholders Agreement, dated as of May 3, 2016, by and among Quintiles Transnational Holdings Inc. and Certain Shareholders (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2016).
4.	Share Repurchase Agreement, dated as of February 23, 2017, by and among Quintiles IMS Holdings, Inc. and the selling shareholders set forth in Schedule I thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 24, 2017).”
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2017

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Advisors VI, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Advisors V, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

TPG Biotech Advisors, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Clive Bode

Name: Clive Bode, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Clive Bode

Name: Clive Bode, on behalf of James G. Coulter (2)

(1) Clive Bode is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Bonderman on June 22, 2015 (SEC File No. 005-87680).

(2) Clive Bode is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated June 19, 2015, which was previously filed with the Commission as an exhibit to an amendment to Schedule 13D filed by Mr. Coulter on June 22, 2015 (SEC File No. 005-87680).

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SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Clive Bode	Vice President and Secretary
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

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SCHEDULE II

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Clive Bode	Vice President and Secretary
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

12

SCHEDULE III

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Clive Bode	Vice President and Secretary
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

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SCHEDULE IV

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Clive Bode	Vice President and Secretary
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

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INDEX TO EXHIBITS

  Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VI, Inc., TPG Advisors V, Inc., TPG Biotech Advisors, Inc., David Bonderman and James G. Coulter, dated as of October 13, 2016 (incorporated by reference to Exhibit 1 to Schedule 13D filed with the Commission on October 13, 2016 by TPG Group Holdings (SBS) Advisors, Inc., TPG Advisors VI, Inc., TPG Advisors V, Inc., TPG Biotech Advisors, Inc., David Bonderman and James G. Coulter).
  Agreement and Plan of Merger, dated as of May 3, 2016, by and among the IMS Health Holdings, Inc. and Quintiles Transnational Holdings Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2016).
  Shareholders Agreement, dated as of May 3, 2016, by and among Quintiles Transnational Holdings Inc. and Certain Shareholders (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 3, 2016).
  Share Repurchase Agreement, dated as of February 23, 2017, by and among Quintiles IMS Holdings, Inc. and the selling shareholders set forth in Schedule I thereto (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 24, 2017).

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